UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                         to

Commission File Number: 1-13515

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FOREST OIL CORPORATION
707 17th Steet
Suite 3600
Denver, Colorado 80202

Retirement Savings Plan of

Forest Oil Corporation

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

With Independent Registered Public Accounting Firm’s Report Thereon

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Report of Independent Registered Public Accounting Firm

Plan Administrator, Committee, and Participants
Retirement Savings Plan of Forest Oil Corporation
Denver, CO

We have audited the accompanying statement of net assets available for benefits of the Retirement Savings Plan of Forest Oil Corporation (the “Plan”) as of December 31, 2005 and December 31, 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements as of and for the year ended December 31, 2005 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

May 26, 2006
Denver, Colorado

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments, at fair value
Forest Oil Common Stock Fund	$2,514,194	1,749,112
Common collective trust	5,800,292	3,870,212
Registered investment company funds	34,399,159	29,670,747
Loans to participants	746,267	733,441
Total investments	43,459,912	36,023,512
Receivables
Employer discretionary contribution	—	1,975,403
Dividends	6,388	3,951
Total receivables	6,388	1,979,354
Net assets available for benefits	$43,466,300	38,002,866

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2005
Contributions
Company matching contributions, net of forfeitures applied	$2,190,867
Participant contributions	3,283,413
Rollover contributions	285,712
Transfers in from other plan (Note 7)	1,240,252
Total contributions	7,000,244
Investment income
Dividends, capital gains, and interest income	1,580,996
Net appreciation in fair value of investments, including realized and unrealized gains and losses	2,316,394
Net investment income	3,897,390
Deductions from net assets available for benefits
Distributions to participants	5,372,166
Administrative and other expenses	62,034
Total deductions from net assets available for benefits	5,434,200
Net increase in net assets available for benefits	5,463,434
Net assets available for benefits at beginning of year	38,002,866
Net assets available for benefits at end of year	$43,466,300

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Notes to Financial Statements
December 31, 2005 and 2004

Note 1.            Description of the Plan

The following description of the Retirement Savings Plan of Forest Oil Corporation (the “Plan”) provides only general information. Participants should refer to the Plan agreement and prospectus/summary plan description for a more complete description of the Plan. Copies of the Plan and the prospectus are available to all participants by contacting Forest Oil Corporation, attention General Counsel and Corporate Secretary, 707 17th Street, Suite 3600, Denver, Colorado, 80202, Telephone: 303.812.1400.

General

The Plan is sponsored by Forest Oil Corporation (“Forest”) and its affiliates that have from time to time adopted the Plan (collectively, the “Company”). The Plan was initially approved by Forest’s Board of Directors in 1981. The Plan is a defined contribution plan under Section 401 of the Internal Revenue Code of 1986, as amended (the “Code”), and includes a cash or deferred compensation arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Generally, the Plan is available to any employee of the Company who is at least 18 years old other than (a) employees covered by a collective bargaining agreement, (b) certain nonresident aliens, (c) leased employees, (d) individuals who are deemed to be employees under certain rules under the Code, and (e) employees who have waived participation in the Plan. Eligible employees begin participation in the Plan on the later of the date they begin employment or on their eighteenth birthday. Participation in the Plan is automatic, however if a participant elects to defer pre-tax compensation, he or she must follow the procedures established by Forest’s Employee Benefits Committee (the “Administrative Committee”), which administers the Plan.

Trust Fund

All of the Plan’s assets are held in a trust fund under a trust agreement with The Charles Schwab Trust Company (“Schwab”), as trustee. Schwab is responsible for the investment, administration, and management of the Plan’s assets, and performs recordkeeping functions for the Plan. Forest’s Board of Directors has sole discretion over the appointment, removal and replacement of the Plan’s trustee. The fees of the trustee are paid from the Plan’s assets.

Contributions

Contributions to the Plan are are made by both the participant and the Company. Employees who participate in the Plan may elect to defer from 1% to 80% of their pre-tax compensation, subject to limits prescribed by the Code, as a contribution to the Plan (“Deferred Compensation Contribution”). Each month, the Company contributes an amount equal to the Deferred Compensation Contribution made by each participant in the Plan, limited to 7% of the participant’s eligible compensation (“Company Matching Contribution”). In addition, if a participant has attained the age of 50 before the end of a calendar year, the participant may elect to make additional “catch-up” contributions to the Plan in excess of the Code contribution limits, which will be treated as pre-tax contributions, but will not be considered for purposes of the Company Matching Contribution. The table below sets forth the applicable Code limits for the periods presented:

	Deferred Compensation Contribution Limits	Catch-up Contribution Limits
2004	$13,000	3,000
2005	14,000	4,000
2006	15,000	5,000

Company Matching Contributions may be made in cash or shares of Forest’s common stock, or in any combination of cash and stock. For the plan year ended December 31, 2005, total Company Matching Contributions of $2,190,867, net of forfeitures applied, were made to the Plan in cash.

At the sole discretion of Forest’s Board of Directors, or of the Executive Committee or the Compensation Committee of Forest’s Board of Directors, the Company may make additional contributions to the Plan (“Company Discretionary Contribution”). The Company Discretionary Contribution, if any, is in addition to Company Matching Contributions. Any Company Discretionary Contribution may be made in cash, in shares of Forest’s common stock, or in any combination of cash and stock. There was no Company Discretionary Contribution for the plan year 2005. The Company Discretionary Contribution for the 2004 plan year was $1,975,403. This contribution was allocated among all eligible participants in the Plan based on their considered compensation, whether or not the participant had previously elected to make any Deferred Compensation Contributions to the Plan.

Employees eligible to participate in the Plan may make a rollover contribution if they receive a qualifying distribution in accordance with procedures established by the Administrative Committee. Any rollover contribution must be made in cash and will be allocated to an eligible employee’s account when received by the trustee.

Vesting

Participants are immediately vested in all Deferred Compensation Contributions, catch-up contributions and any rollover contributions made to the Plan plus the actual earnings on such amounts. Company Matching Contributions and Company Discretionary Contributions allocated to a participant’s account vest pursuant to a graduated schedule based on years of vesting service. Generally, participants vest at 100% after 5 years of vesting service. Initial vesting in Company Matching Contributions and Company Discretionary Contributions occurs after two years of vesting service. A participant is 40% vested after two years of vesting service and thereafter, a participant will vest 20% each year until full vesting occurs. Under certain conditions, a participant will become 100% vested in Company Matching Contributions and any Company Discretionary Contributions prior to the scheduled vesting dates.

Effective October 31, 2003, the Plan was amended so that an individual who was employed by an entity that either becomes a controlled entity of the Company or sells or otherwise transfers properties or other significant assets to the Company or a controlled entity will automatically be credited with hours of service for purposes of determining their years of vesting service. The amount credited will be based on the service the individual had with the other entity, subject to certain conditions.

Forfeitures

Company Matching Contributions and Company Discretionary Contributions that have not vested are subject to forfeiture under certain conditions. Forfeitures are available to reduce subsequent Company Matching Contributions and/or to pay administrative expenses of the Plan and the trust. In 2005, forfeitures of $9,709 were used to offset Company Matching Contributions. The unused forfeiture balances at December 31, 2005 and 2004, were $60,910 and $9,712, respectively.

Payment of Benefits

Upon death, disability, retirement, or termination of service, a participant is eligible to receive one lump-sum payment in the amount equal to the participant’s vested account balance as soon as administratively feasible after the date the participant becomes entitled to receive a benefit payment. Participants may direct the timing and manner of their distributions, which are paid in cash, except that shares of Forest stock allocated to a participant’s account may be distributed in cash or in kind, at the election of the participant or their beneficiary. Participants may not make withdrawals from their accounts prior to termination of employment, except in the event of hardship, and under other limited circumstances. Accounts with vested balances of $1,000 or less will be immediately distributed upon a distribution event. Benefits are recorded as distributions to participants when paid.

Allocation of Contributions to Participant Accounts

Accounts for participants in the Plan are maintained by the trustee, including, as applicable, a before-tax account, an after-tax account (only applies to amounts credited prior to January 1, 1992), an employer contribution account for any Company Matching Contributions, Company Discretionary Contributions, and other contributions as may be necessary in order for the Company to cause the Plan to satisfy certain provisions in the Code, and an account for any rollover contributions. All contributions, as well as the earnings attributable to such contributions, are held in the Plan’s trust fund. All accounts reflect the daily pricing of the assets in which they are invested. Earnings and losses and administrative expenses of the Plan are allocated to each participant’s account, by fund, in proportion to the participant’s fund balance relative to the total balance.

Investment Options

Various investment options are available to Plan participants. During the plan year 2005, participants were able to allocate contributions among the following investment options: Forest Oil Common Stock Fund; PIMCO Total Return Fund Institutional Class; PIMCO Total Return Fund Class D; Dodge & Cox Balanced Fund; American Fundamental Investors Fund R4; American Fundamental Investors Fund Class A; American Funds Growth Fund of America R4; Harbor International Institutional Class; Harbor International Investor Class; Heartland Value Fund; Janus Fund; Artisan Mid Cap Fund; Vanguard Index 500 Fund; Schwab Stable Value Fund; and Schwab S&P 500 Fund-Select Shares. From time to time, the menu of available investment options under the Plan may change.

In June 2005, the Board of Directors of Forest announced plans to phase out the option of investment in Forest Oil common stock. As of June 23, 2005, no additional investments in Forest Oil common stock were allowed. Participants have until December 29, 2006 to redirect their existing investments in Forest Oil common stock to other investment options. On that date, any remaining Forest Oil common stock investments will be transferred to the Schwab Stable Value Fund.

Loans to Participants

Pursuant to the terms of the Plan, loans may be made to the extent of 50% of a participant’s vested interest in all accounts, in a maximum amount of $50,000 and a minimum amount of $1,000. The Plan limits participants to two outstanding loans at any time. All loans are secured by a portion of the balances in the participant’s accounts. The interest rate on the loans is determined based on interest rates charged by persons in the business of lending money for similar loans at the time the loan is made and remain fixed over the loan term. Loans outstanding as of December 31, 2005 and 2004 bore interest rates ranging from 5.0% to 8.25% and 5.0% to 10.5%, respectively. All outstanding loans must be repaid over a reasonable period of time not to exceed five years and must be repaid in full within 90 days following a participant’s termination of employment, except as permitted under the terms of a loan that was granted or renewed prior to August 1, 2001, as such loans will be governed by the provisions of the Plan and loan procedures in effect at the time the loan was granted. In the event of default, the participant is deemed to have made a withdrawal of the unpaid principal balance. Expenses associated with the establishment and administration of a loan and any enforcement and collection activities associated with the loan are charged to the participant’s account.

Administrative Expenses

Expenses incident to the administration of the Plan and the trust including, but not limited to, trustee, investment management, recordkeeping, and custodial fees of the Plan, are paid by the trustee of the Plan from Plan assets. These expenses are allocated to participants based upon each participant’s share of the Plan’s total assets or, in the case where investment management fees apply to a particular fund, based upon the participant’s share of the total fund assets. The Company pays certain other expenses related to legal and compliance activities for the Plan. Participants pay a new loan set-up fee and an annual maintenance fee. Administrative and other expenses incurred by the Plan during the 2005 plan year totaled $62,034. As described above under the caption “Forfeitures”, forfeited balances are available to reduce Company Matching Contributions and/or pay administrative expenses of the Plan and trust.

Plan Amendments

Forest’s Board of Directors maintains the right to terminate or amend the Plan at any time. From time to time the Board makes amendments to the Plan, including without limitation, amendments necessary to maintain a qualified status for the Plan under the Code. All amendments are subject to limitations, including among others, no amendment may reduce a participant’s non-forfeitable interests in the Plan.

In May 2005, the Board of Directors of Forest approved a number of technical amendments to the Plan to comply with changes in the applicable IRS regulations. These changes included, among others, modifying the catch-up contribution provisions effective as of January 1, 2002 to conform with the final IRS regulations and changing the employer safe harbor contributions provisions effective as of January 1, 2006. In addition, the amendments reduced the mandatory cash-out amount from $5,000 to $1,000 effective as of March 28, 2005.

Effective August 2005, the Administrative Committee approved certain changes to the Plan’s menu of investment options. These changes included dropping two offerings, the Forest Oil Common Stock Fund and the Vanguard 500 Index Fund, adding the Schwab S&P 500, and changing the class of shares offered under three funds. Participants have until December 29, 2006 to liquidate their balances in the Forest Oil Common Stock Fund and redirect these funds.

As discussed in Note 8, an investment fund consisting of shares of Mariner Energy, Inc. (“Mariner”) common stock was established in 2006. Participants have until December 29, 2006 to liquidate their balances in the Mariner stock fund investment and redirect these funds.

Termination and Merger

In the event of a termination or partial termination of the Plan, or complete discontinuance of contributions to the Plan, the balances of the affected participants as of the date of the termination or discontinuance shall become fully vested and non-forfeitable. The total amount in each participant’s accounts shall be distributed to the participant or to the participant’s beneficiary, as the Administrative Committee shall direct, or shall continue to be held in trust for the participant’s benefit. Further, the Plan may not be merged or consolidated with, and Plan assets or liabilities may not be transferred to, another plan unless immediately after the merger, consolidation or transfer, each participant would, in the event the other plan is terminated, receive a benefit equal to or greater than the benefit he or she would have received had the Plan terminated immediately before the merger, consolidation or transfer.

Note 2.           Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

In the course of preparing the financial statements of the Plan, various assumptions and estimates have been made to determine the reported amounts of assets, liabilities and changes in net assets available for benefits, and in the disclosures of commitments and contingencies. Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ significantly from amounts estimated.

Valuation of Investments

The Plan’s investments are stated at fair value in the Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004, as determined by the trustee. Purchases and sales of securities are recorded on the trade date. Dividends are recorded as earned on an accrual basis. Pending trades are trades that had not settled as of December 31, and are reflected as receivables and payables on the Statements of Net Assets Available for Benefits. The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value.

Investment fair values are determined as follows:

•                    Investments in the Company’s common stock are valued at the last reported sales price on the last trading day of the year.

•                    Investments in common/collective trusts are valued based upon the fair values of the underlying net assets of the trusts, as determined by the trustee. The Schwab Stable Value Fund is the only common collective trust held by the Plan. Investments in the Schwab Stable Value Fund are recorded at contract value as the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in this fund is estimated to be approximately equal to the contract value at December 31, 2005 and 2004. The average yield of the Schwab Stable Value Fund for the years ended December 31, 2005 and 2004 was 4.0% and 3.7%, respectively.

•                    Investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31.

•                    Loans to participants are valued at their unpaid principal balance, which approximates fair value.

Participants’ ownership interests in the various investment options are represented by units. The total value of each fund at any given time consists of the market value of the investments held in the fund, including any income retained on such investments. The average unit value for each fund is computed by dividing the number of units outstanding into the total value of the fund.

Note 3.           Investments

The trustee holds the Plan’s investments in a trust fund and executes all investment transactions.

During the year ended December 31, 2005, the fair value of the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Year Ended December 31, 2005
Net appreciation in fair value of investments:
Common stock fund	$793,737
Common collective trust	204,496
Registered investment company funds	1,318,161
$2,316,394

The table below sets forth the fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2005		2004
	Fair Value	%	Fair Value	%
Artisan Mid Cap Fund	$3,267,945	7.5	2,709,521	7.1
Dodge & Cox Balanced Fund	6,107,967	14.1	5,018,745	13.2
Forest Oil Common Stock Fund	2,514,194	5.8	—	—
American Funds Growth Fund of America R4	6,697,914	15.4	5,330,872	14.0
Harbor International Investor Class	5,841,046	13.4	—	—
Harbor International Institutional Class	—	—	4,477,858	11.8
Heartland Value Fund	5,532,440	12.7	5,924,541	15.6
Schwab Stable Value Fund	5,800,292	13.4	3,870,212	10.2
Schwab S&P 500 Fund-Select Shares	4,116,350	9.5	—	—
Vanguard 500 Index Fund	—	—	3,886,455	10.2

Note 4.           Tax Status of the Plan

The IRS issued a determination letter dated November 10, 2004 stating that the Plan, as amended, and as then designed, was qualified under Section 401(a) of the Code and that the trust was therefore exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Code and that the Plan is qualified and the related trust continues to be tax-exempt.

Note 5.           Related Party Transactions

The Plan’s investments include units of a common collective trust and mutual funds managed by Schwab. Schwab serves as the trustee, custodian, and recordkeeper and, therefore, transactions in funds managed by Schwab qualify as party-in-interest transactions. In addition, the Plan’s investments include shares of the Company’s common stock. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest.

Note 6.           Risk and Uncertainties

The Plan provides for various investment options, including Company common stock, a common collective trust, and registered investment company funds. Investments, in general, are exposed to various risks and uncertainties, including, among others, significant global events, political risks, changes in interest rates, economic conditions, credit risks, and overall market volatility. As discussed in Note 1, participants in the Plan have various investment options to which they may allocate their contributions and account balances. These investment options have individual risk profiles that may cause them to respond differently to changes in the risks and uncertainties summarized above. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in the fair value of the Plan’s investments will occur in the near term, and that such changes could cause the Plan’s net assets available for benefits to differ materially from those reported as of December 31, 2005.

Note 7.           Wiser Plan Merger

On December 31, 2004, The Wiser Oil Company Savings Plan was merged into the Plan and on January 3, 2005 assets in the amount of $1,240,252 were deposited into the trust maintained under the Plan for which Schwab serves as trustee. The merger was a result of Forest’s acquisition of The Wiser Oil Company (“Wiser”) in June 2004. A participant in the Wiser plan became eligible to participate in the Plan on their date of employment with Forest. Wiser employees whose employment was terminated had the right to take a distribution of their account or to leave their account in the Wiser plan, which was merged into the Plan. As of the date of the merger, there were no active participants in the Wiser plan.

Note 8.           Subsequent Events

On March 2, 2006, Forest completed the spin-off of its offshore Gulf of Mexico operations by means of a special stock dividend, which consisted of a pro rata spin-off (the “Spin-off”) of all outstanding shares of Forest Energy Resources, Inc. (“FERI”) to holders of record of Forest common stock as of the close of business on February 21, 2006, including the Plan. Immediately following the Spin-off, FERI was merged with a subsidiary of Mariner in a stock-for-stock transaction and as a result, holders of Forest common stock received 0.8 shares of Mariner common stock for each share of Forest common stock that they owned. Shares of Forest common stock held in the Plan participated in this special dividend. As a result of the Spin-off, a number of Forest employees became employees of Mariner.

In February 2006, the Board of Directors of Forest amended the Plan to define the impact of the Spin-off on Forest employees who would become employees of Mariner, and to establish an investment fund consisting of Mariner common stock under the Plan. On April 3, 2006, Plan assets in the amount of approximately $9 million were transferred to the Mariner Energy, Inc. Employee Capital Accumulation Plan. Consistent with the treatment of the Forest Oil common stock investment, participants have until December 29, 2006 to transfer funds invested in the Mariner stock investment fund to other investments. On December 29, 2006, any investments remaining in the Mariner stock investment fund will be transferred to the Schwab Stable Value Fund.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

Name of plan sponsor:  Forest Oil Corporation
Employer Identification Number: 25-0484900
Plan Number: 003

(a)	(b) Identity of issuer, borrower, lessor, or similar party		(c) Description of investment including rate of interest, collateral, par, or maturity value	(e) Current Value

*	Forest Oil Common Stock Fund		Employer securities	$2,514,194
*	Schwab Stable Value Fund		Common Collective Trust	5,800,292
	American Fundamental Investors Fund R4		Registered Investment Company	1,145,459
	American Funds Growth Fund of America R4		Registered Investment Company	6,697,914
	Artisan Mid Cap Fund		Registered Investment Company	3,267,945
	Dodge & Cox Balanced Fund		Registered Investment Company	6,107,967
	Harbor International Investor Class		Registered Investment Company	5,841,046
	Heartland Value Fund		Registered Investment Company	5,532,440
	PIMCO Total Return Fund Class D		Registered Investment Company	1,690,038
*	Schwab S&P 500 Fund-Select Shares		Registered Investment Company	4,116,350
*	Loans to participants	**	Loans (5% to 8.25%)	746,267

	Total investments			$43,459,912

* Represents a party-in-interest

**Collateralized by account balances maturing from 2006 to 2010

See accompanying independent registered public accounting firm’s report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN OF
FOREST OIL CORPORATION

Dated: June 21, 2006	By:	/s/ David H. Keyte
David H. Keyte, Chairman of the Employee Benefits Committee of Forest Oil Corporation

INDEX TO EXHIBITS

Exhibit	Description
23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC